UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

IsoEnergy Ltd.
(Exact name of registrant as specified in its charter)

Ontario, Canada	001-42611	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

217 Queen Street West, Suite 401, Toronto, Ontario, Canada	M5V 0R2
(Address of principal executive offices)	(Zip Code)

Graham du Preez, Chief Financial Officer 1-833-572-2333
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, .
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Not applicable.

Item 1.02 - Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

IsoEnergy Ltd. (“IsoEnergy”) is subject to Canada’s Extractive Sector Transparency Measures Act (“ESTMA”). IsoEnergy is relying on the alternative reporting provision of Item 2.01 and providing its ESTMA report for the year ended December 31, 2025 to satisfy the requirements of Item 2.01. IsoEnergy’s ESTMA report is available in the Investors – Annual and Interim Reports section of IsoEnergy’s website at www.isoenergy.ca or on the Government of Canada’s website at https://natural-resources.canada.ca/minerals-mining/services-mining-industry/extractive-sector-transparency/links-estma-reports. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description
2.01	Extractive Sector Transparency Measures Act - Annual Report for the year ended December 31, 2025.

(1)

The references to IsoEnergy’s website and the Government of Canada’s website are provided for convenience only, and their contents are not incorporated by reference into this Form SD or the ESTMA Report nor deemed filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ISOENERGY LTD.

Date: July 2, 2026	By:	/s/ Graham du Preez
Graham du Preez
Chief Financial Officer